Mail Stop 3720

May 31, 2007

Mr. Robert M. Budd
President and Chief Executive Officer
Next Inc.
7625 Hamilton Park Drive
Suite 12
Chattanooga, TN 37421

      RE: Next, Inc.
             Form 10-KSB for Fiscal Year Ended December 31, 2006
             File No. 000-25247

Dear Mr. Budd:

We have reviewed your supplemental response letter dated May 23, 2007 as well as the above referenced filing and have the following comment. As noted in our comment letter dated May 10, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Consolidated Statements of Changes in Stockholders' Equity

1.   We note your response to comment 2. In your response you state that "with each passing month (over a fifteen month term) that the warrants were not exercised, the stock compensation amount was amortized to the P&L as expense." However, debits to APIC described as "cash paid to outside professionals" appear to have been recorded every year, at least back to 2004, and while it doesn't appear that a significant number of shares have been issued for warrants in 2004 or 2005, "amortization of fees paid to outside professionals for financing" doesn't appear as a credit to APIC until 2006. In that regard, please tell us in detail what specific transaction/financing arrangement these errors relate to and the period in which the transaction(s) originated. Also, using the guidance in SAB 99, please provide a detailed assessment of the materiality of the errors for each period effected.

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Please respond to our comment, via EDGAR, within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director